Exhibit 99.3

July 15, 2020

TO:	Profound Medical Corp.

2400 Skymark Avenue

Unit #6

Mississauga, Ontario

L4W 5K5

Re:	Profound Medical Corp.

Dear Ladies and Gentlemen:

We refer to the shelf prospectus supplement of Profound Medical Corp. (the “Corporation”) dated July 15, 2020 (the “Prospectus Supplement”) relating to the offering by the Corporation of common shares of the Corporation under a short form base shelf prospectus dated October 17, 2019, forming part of the Registration Statement on Form F-10 (Registration No. 333-233997) filed by the Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the references to this firm on the face page of the Prospectus Supplement and under the headings “Documents Filed as Part of the Registration Statement” and “Interest of Experts” and to the reference to and use of our opinion under the heading “Eligibility For Investments” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Osler, Hoskin & Harcourt LLP
OSLER, HOSKIN & HARCOURT LLP